EXHIBIT 12.2 STATEMENT REGARDING COMPUTATION OF RATIO OF EARNINGS TO

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Year Ended December 31
	2004	2003	2002	2001	2000
	(in millions of dollars, except ratios)
Earnings
Income (Loss) from Continuing Operations Before Income Tax and Cumulative Effect of Accounting Principle Change	$(259.5)	$(435.2)	$593.2	$753.8	$821.2
Fixed Charges	241.1	221.1	202.3	218.1	228.1

Adjusted Earnings	$(18.4)	$(214.1)	$795.5	$971.9	$1,049.3

Combined Fixed Charges and Preferred Stock Dividends
Interest and Debt Expense	$207.1	$187.2	$162.4	$169.6	$181.8
Interest Credited to Policyholders	14.2	16.7	23.8	30.4	32.3
Amortization of Deferred Debt Costs	7.3	5.4	3.3	7.1	2.4
Portion of Rents Deemed Representative of Interest	12.5	11.8	12.8	11.0	11.6
Preferred Stock Dividends	—	—	—	—	—

Total Combined Fixed Charges and Preferred Stock Dividends	$241.1	$221.1	$202.3	$218.1	$228.1

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	(a)	(a)	3.9	4.5	4.6

(a)	Earnings were inadequate to cover combined fixed charges and preferred stock dividends. The coverage deficiency totaled $259.5 million and $435.2 million for the years ended December 31, 2004 and 2003, respectively.